Exhibit 99.1

Progress Report on Carangas Silver-Gold and Silver Sand Silver Projects, Bolivia and 2026 Work Plan

VANCOUVER, BC, Dec. 4, 2025 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") is pleased to report positive progress at the Carangas silver-gold project (the "Carangas Project") and Silver Sand silver project (the "Silver Sand Project") in Bolivia - two of the largest undeveloped open-pitable silver projects in the world.

2025 marks a year of change for New Pacific as we took a more proactive approach to move both projects towards production by working closely with the local communities, the regional mining industry groups, local and federal governments and as a result made significant progress at both the Carangas Project and Silver Sand Project.  In addition, the newly elected Bolivian government has indicated that it is looking to encourage foreign investment to develop its mining industry.  The Company believes that all these factors will make 2026 very promising and productive.

CARANGAS SILVER-GOLD PROJECT UPDATE AND PATH FORWARD

Permitting and Community Agreement
In 2024, the Company completed a Preliminary Economic Assessment ("PEA") for the Carangas Project. In 2025, our primary objectives for the Carangas Project were to: 1) begin the process to convert its exploration licenses ("EPLs") to administrative mining contracts ("AMCs"); and 2) formalize a framework agreement with the Carangas community.

In early 2025, the Company submitted its application to convert the EPLs to AMCs to the Autoridad Jurisdictional Administrativa Minera in the Oruro Department ("AJAM Oruro").  Subsequently, AJAM Oruro completed its review of the application and gave the Company permission to progress the conversion process, which is prior consultation with the community.

The Company's corporate social responsibility ("CSR") team then initiated the prior consultation process with the Carangas community, including: socializing the economic, environmental, and social impacts of the Carangas Project.  As a result, in August 2025, the Carangas community voted in favor of the Company continuing with the remaining prior consultation process as well as authorizing the advancement of its other permitting and development activities.

In the fall of 2025, building on the success of the engagement process and the favorable community vote, at the community's request, the Company presented the community with a draft long-term framework agreement. This agreement sets out community benefits from permitting to the end of mine life.  Negotiation is currently underway with the Carangas community to finalize the framework agreement.

Additionally, the Company has built a constructive relationship with the Oruro department government to gain its support for the permit and development of the Carangas Project.  Upon execution of the framework agreement, we anticipate that the Company and AJAM Oruro will be able to successfully complete the formal prior consultation process.

The next step would be to submit the EPLs to AMCs conversion application to the Plurinational Legislative Assembly of Bolivia ("National Assembly") for final approval.  Once the AMCs are obtained, the Company anticipates that it will be able to carry out the environmental impact assessment study ("EEIA") for the Carangas Project.

Exploration and Infill Drilling
Between 2021 and 2023, the Company conducted extensive exploration and resource definition drilling at the Carangas Project, completing a total of 81,145 metres of diamond drilling in 189 holes. This work supported the release of the project's inaugural mineral resource estimate ("MRE") announced in September 2023 and completion of the PEA in September 2024.

The Company is planning to commence work on a feasibility study, with infill drilling to upgrade the known resources.  Additionally, the Company plans to conduct exploration drilling – targeting deeper zones within the known wide intercepts of gold mineralization as well as new targets represented by the Induced Polarization (IP) anomalies. The 2026 drilling campaign is expected to comprise over 30,000 metres of drilling.

SILVER SAND SILVER PROJECT UPDATE AND PATH FORWARD

The Silver Sand Project received its environmental categorization in May 2023 which allowed the Company to begin the EEIA process. However, the process was interrupted by illegal mining activities carried out by local artisanal and small-scale miners ("ASMs") and the environmental categorization expired in November 2024.  Since 2023, the Company focused its efforts on stopping the ASMs' illegal mining activities. Significant progress was made in the first half of 2025.  As of July 1, 2025, the ASMs have withdrawn from the Silver Sand Project area and all illegal mining activities have stopped. The Company has successfully regained access to the area and established a 24/7 on-site security presence and built a temporary camp.   Preliminary results of the survey and inspection work on the ASMs' illegal mining activities indicate a marginal impact on the overall economics of the Silver Sand project development.

Through a formal judicial resolution process in Bolivia, the Departmental Court of Justice of La Paz granted an amparo (a constitutional protection action) (the "Amparo"), in June 2025, in favour of the Company. The Amparo provides the Silver Sand Project with immediate and long-term protection against all forms of encroachment and illegal mining activity.

With the illegal mining activities stopped, the Company has shifted its focus back to engaging the local communities to both rebuild the relationship and restore confidence in the project.  Led in person by the CEO and the Silver Sand CSR team, the Company has engaged the community directly impacted by the project in a door-to-door and family-to-family approach, with encouraging and positive results.  The majority of the community members have been receptive to the Company's message and the benefits the project could bring to the region. In the remainder of 2025 and into early 2026, the Company will focus on negotiating the framework and resettlement agreement with the Community.  The Company plans to continue engaging with the four additional communities indirectly affected by the project.

Looking forward, the Company's goal is to complete the socialization process and sign framework agreements with the one immediately impacted community and four additional indirectly impacted communities by mid-2026.  Following this, the Company anticipates that it will be able to restart the environmental categorization and EEIA process.

Concurrently, the Company also plans to carry out certain technical, geotechnical and hydrogeological drilling required for a feasibility study.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Carangas Silver-Gold and Silver Sand Silver projects have the potential to be developed into two of the world's largest silver mines. New discoveries and exploration success at the third Silverstrike Silver-Gold Project further display the Company's capability of growing its shareholders' value through careful project identification, acquisition, thorough geological study and well-planned drilling.

For further information, please contact:

Peter Lekich, Director Investor Relations
New Pacific Metals Corp. Phone: (604) 633-1368 Ext. 223
1750 – 1066 Hastings Street, Vancouver, BC V6E 3X1, Canada
U.S. & Canada toll-free: 1 (877) 631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive the Company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for statements of historical facts relating to the Company, certain information contained herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: the belief that the Company's projects are two of the largest undeveloped open-pitable projects in the world; permitting activities at both the Silver Sand and Carangas Projects; the results of socialization activities and the signing of agreements with local communities at both the Silver Sand and Carangas Projects; plans for the Company's prior consultation process at the Carangas Project; the timing and completion of the conversion of EPLs to AMCs; that the Amparo provides immediate and long-term protection against all forms of encroachment and illegal mining activity; plans to restart the environmental categorization and EEIA process at the Silver Sand Project; planned feasibility study work at both projects;  that mineralized material extracted by ASM's at the Silver Sand Project indicates a marginal impact on the overall economics of the Silver Sand project development; planned exploration and drilling programs; and that the new Bolivian government has indicated that it is looking to encourage foreign investment to develop its mining industry .

Forward-looking statements are based on a number of estimates, assumptions, beliefs, expectations and opinions of management on the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include fluctuating equity prices, bond prices and commodity prices; calculation of resources, reserves and mineralization; general economic conditions; foreign exchange risks; interest rate risk; foreign investment risk; loss of key personnel; conflicts of interest; dependence on management; uncertainties relating to the availability and costs of financing needed in the future; environmental risks; operations and political conditions; the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility; and other factors under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2025 (the "AIF") and its other public filings. The foregoing is not an exhaustive list of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project to Administrative Mining Contract; the ability of the Company to obtain a declaration from the Plurinational Legislative Assembly of Bolivia that the Company's Carangas project is a "State Necessity"; the ability to meet current and future obligations; public health crisis on our operations and workforce; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Unless otherwise indicated, the technical and scientific disclosure herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements adopted by the United States Securities and Exchange Commission.

Accordingly, information contained in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Additional information relating to the Company, including the Company's AIF, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 04-DEC-25